SECOND STREET SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2025

SECOND STREET SECURITIES, INC.

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49849

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY · MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Second Street Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Townsend, Suite 300

(No. and Street)

San Francisco	CA	94103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Debasish Banerjee	818-312-3283	davebanerji@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anson, Brian W

(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

9/15/2005		2370	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Debasish Banerjee _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Second Street Securities Inc._____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Debasish Banerjee_

Title:
FINOP and Registered Principal, CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Second Street Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Second Street Securities, Inc.as of December 31, 2025, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Second Street Securities, Inc.as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements as of December 31, 2025 (effective beginning January 1, 2025), the company had terminated its revenue share agreement with FIS/Sungard which was its sole revenue source and will no longer be able to rely on continued revenue from such. The company maintains sufficient capital and liquidity to continue operations until management identifies a replacement revenue source. Management's plans regarding these matters are also described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of Second Street Securities, Inc.'s management. My responsibility is to express an opinion on Second Street Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Second Street Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Second Street Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the Second Street Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §



BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Second Street Securities, Inc.'s auditor since 2006.
Tarzana, California
February 24, 2026

SECOND STREET SECURITIES, INC.

Statement of Financial Condition
December 31, 2025

ASSETS

Cash and Cash Equivalents	$	3,590,001
Receivables from Parent and deposit		90,536
	$	3,680,537

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	5,000
Total Liabilities		5,000
STOCKHOLDER'S EQUITY		
Common stock, $0.50 par value, 1,000 shares authorized, issued, and outstanding		500
Additional paid-in-capital		2,104,714
Retained Earnings		1,570,323
Total Stockholder's Equity		3,675,537
Total Liabilities and Stockholder's Equity	$	3,680,537

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Income
For the Year Ended December 31, 2025

REVENUES		
Revenue (Note 4)	$	166,442
Other Non-Operating income		26,393
Total Revenues		192,835
EXPENSES		
Bank Service Fees		9,470
Outside Contractors		105,168
Professional Fees		60,163
Total Expenses		174,801
NET INCOME BEFORE INCOME TAXES		18,034
LESS: INCOME TAX EXPENSE (Note 2)		5,536
NET INCOME	$	12,498

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2025

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Beginning balance, January 1, 2025	$ 500	$ 2,104,714	$ 1,557,825	$ 3,663,039
Net income	-	-	12,498	12,498
Ending balance, December 31, 2025	$ 500	$ 2,104,714	$ 1,570,323	$ 3,675,537

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	12,498
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets		
Receivable from Broker Dealers		153036
Other Assets		9,911
Increase (decrease) in liabilities		
Accounts payable and accrued expenses		(3,677)
Due to Related Party		(362,811)
Total adjustments		
Net cash used by operating activities		(191,043)
Net Increase in cash		
Cash at beginning of year		3,781,044
Cash at end of year	$	3,590,001

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:	
Income taxes to parent	$5,538
Service Fees to Parent	$84,202

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
December 31, 2025

Note 1: ORGANIZATION

Second Street Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company was incorporated in Delaware on November 21, 1996, and is a wholly owned subsidiary of Advent Software, Inc. ("Advent or Parent"). The Company previously conducted business with only one registered broker-dealer, FIS Brokerage & Securities Services LLC, as successor to SunGuard Institutional Brokerage Inc.

Prior to February 2, 2015, the Company was a wholly owned, direct subsidiary of Advent. Advent entered into an Agreement and Plan of Merger with SS&C Technologies Holdings, Inc. ("SS&C"), a publicly traded company, on February 2, 2015. As a result, the Company has become a wholly owned, indirect subsidiary of SS&C.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting and Use of Estimates

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities. The preparation of financial statements in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

(c) Income Taxes

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for Income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductibles amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. The Company is included in the consolidated federal income tax return filed by the Parent and files a separate state income tax return in California. Federal income taxes are calculated as if the Company files on a separate return basis.

For the year ended December 31, 2025, the Company had an income tax expense of $ 5,536.

The parent company on a consolidated basis is subject to review by the Internal Revenue Service for years ending 2022, 2023 and 2024, for any tax assessments on previously filed returns. Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return is filed with the IRS.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Nature of Services and Revenue Recognition (ASC 606)

Consistent with the Company's 'Supplemental Statement of Income (SSOI)' filing with FINRA, the Company generated its revenue from commission-sharing. This relates to performance obligations on transactions subject to SEA Rule 10b-10 wherein the Company is engaged as a sub-agent for another broker dealer. It does not include net gains or losses from transactions made by the Company when acting as a principal or riskless principal.

The Company accounts for revenue recognition in accordance with ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606). This guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of with the Company expected to be entitled in exchange for the promised goods or services.

Due to the nature of the Company's business, the changes in receivables, contract assets and contract liabilities with customers, due to revenue recognized from performance obligations satisfied in previous periods, were deemed immaterial.

(e) Fair Value Measurement

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2025.

Note 3: RECEIVABLES FROM BROKER-DEALERS AND OFF-BALANCE SHEET RISK

The Company provided a software license for executing brokers with whom it has a revenue share relationship, for use of its proprietary software by clients of the executing broker. Full payment is required upon settlement of customer trades. The Company is exposed to risk of loss in the event that its executing broker fails to satisfy its obligation.

The receivables from the broker-dealer are pursuant to such revenue share agreement.

Note 4: REVENUE SHARING AGREEMENT

The Company had an agreement with a third party in which the Company shares in commissions and receives payments from a registered broker-dealer, FIS Brokerage & Securities Services LLC, as successor to SunGuard Institutional Brokerage Inc. ("FIS/Sungard") dated June 29, 2000. Payments were based on routing fees paid by customers to FIS/Sungard for trade order routing from Advent's order management system through FIS/Sungard's STN Network. The Company's final share of the revenue generated from this arrangement for the year ending December 31, 2025, was $166,442 as a final settlement of trailing commissions. Pursuant to ASC 606, all revenue has been deemed to be recognized at a point-in-time.

Note 5: NET CAPITAL REQUIREMENT

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but on December 31, 2025, the Company's net capital of $3,585,001 exceeded the minimum net capital requirement of $100,000, and the Company's ratio of aggregate indebtedness , $5,000 to net capital was 0.14:1 which is less than the 15:1 maximum ratio requirement.

Note 6: EXEMPTION FROM RULE 15c3-3

Under its membership agreement with FINRA, the Company will not claim an exemption from SEA Rule 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 to SEC Release 34-70073. The Company does not hold or carry customer funds or securities.

Note 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in revenue share with a counterparty. In the event the counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has one customer that is a broker dealer.

Note 8: COMMITMENTS AND CONTIGENCIES

The Company does not have lease commitments, as their administrative costs are covered by a third party. Rent expense for the year ended December 31, 2025, was $0.

Litigation

The Company was not subject to any litigation during the period January 1, 2025, through December 31, 2025.

Note 9: RELATED PARTY

During the year ended December 31, 2025, the Company adjusted service fees to the parent resulting in a net credit of non-operating income of $26,393. As of December 31, 2025, the company did not owe its Parent company any service fees.

Note 10: CREDIT LOSSES

Effective January 1, 2020, the Company adopted the provision of Accounting Standards Update 2016-13, financial Instruments - Credit Losses (Topic 326), which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services, and the Company does not record any interest or penalties on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received.

Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The Company adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of its accounts receivable and the projected loss rate of its receivables. The Company writes off accounts receivable, and the related allowance for doubtful accounts, when it becomes remote that payment for products or services will be received. The Company did not write off any investments for the year ended December 31, 2025. The adoption of the standard did not have a material impact on the Company's Financial Statements.

Note 11: SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of a single class of services, which is discussed in Note 4. The company has identified its General Principals as the chief operating decision makers ("CODM"), who use net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. During the year ended December 31, 2025, the Company derived 100% its total revenues from one external customer. All revenue segments and significant expenses for the year ended December 31, 2025, are disclosed on the Statement of Income.

Note 12: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from December 31, 2025, through February 24, 2026, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

Note 13: GOING CONCERN

The Company's contract with FIS/Sungard, its only source of revenue, was terminated on December 31, 2024.

The Company has not determined the business use of the firm in the distribution of its services.

SECOND STREET SECURITIES, INC.

Schedule I
Statement of Net Capital
December 31, 2025

	Focus 12/31/25	Audit 12/31/25	Change
Stockholder's equity, December 31, 2025	$ 3,675,537	$ 3,675,537	-
Less: Non allowable assets:			-
Other assets	90,536	90,536	
		-	-
Tentative net capital	3,585,001	3,585,001	-
Haircuts:	-	-	-
NET CAPITAL	3,585,001	3,585,001	-
Minimum net capital	100,000	100,000	-
Excess net capital	$ 3,485,001	$ 3,485,001	-
Aggregate indebtedness	$ 5,000	$ 5,000	-
Ratio of aggregate indebtedness to net capital	0.14:1	0.14:1	-

There were no noted differences between the audit and FOCUS report as of December 31, 2025.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation
as supported by footnote 74 to SEC Release 34-70073.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements as supported by footnote 74 to SEC Release 34-70073.

SECOND STREET SECURITIES, INC.

Assertions Regarding Exemption Provisions

Second Street Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, ending on December 31, 2025 without exception.

Second Street Securities, Inc.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Debasish Banerjee, Principal/CEO, FINOP
February 24, 2026

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Second Street Securities, Inc.
San Francisco, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Second Street Securities, Inc. stated that Second Street Securities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R (k) of 17 C.F.R§ 240.15c3-3and The company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Second Street Securities, Inc. limits its business activities to receiving transaction-based compensation (commission sharing for license) for providing technology or platform services, and that it has not held customer funds or securities for or to customers, and did not carry accounts for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year ended December 31, 2025, without exception.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Second Street Securities, Inc. 's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 24, 2026